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November 9, 2009



Mr. Jeffrey Jaramillo
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0402

Re:      Westbridge Research Group
         Form 10-KSB for the fiscal year ended November 30, 2008

Dear Mr. Jaramillo,

We have received your correspondence dated October 28, 2009 and are in the process of responding to your questions and comments.

Your correspondence requested that we respond within 10 business days, November 11, 2009. We respectfully request an additional 10 business days, to November 25, 2009, to gather the necessary information and complete our reply correspondence.

Please contact me or our Accounting Manager, Lanette Dudley, to confirm your agreement with the extension of time to respond.

Sincerely,



/s/ Christine Koenemann
President